NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission ('SEC') of its intention to remove the entire class of the 8.625% Class D Cumulative Redeemable Perpetual Preferred Units (the 'Preferred Stock') of Atlas Resource Partners, L.P. (the 'Company') from listing and registration on the Exchange on August 15, 2016 pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Preferred Stock are no longer suitable for continued listing and trading on the Exchange. NYSE Regulation, Inc. reached its decision to delist the Preferred Stock in connection with the delisting of the Common Units pursuant to Section 802.01D of the Listed Company Manual (the 'Manual') because of the 'abnormally low' trading price. 1. NYSE Regulation, Inc., on July 12, 2016, determined that the Preferred Stock of the Company should be suspended immediately from trading, and directed the preparation and filing with the SEC of this application for the removal of the Preferred Stock from listing and registration on the Exchange. The Company was notified by letter on July 12, 2016. 2. Pursuant to the above authorization, a press release was issued on July 12, 2016 and an announcement was made on the 'ticker' of the Exchange immediately of the suspension of trading in the Preferred Stock. Similar information was included on the Exchange's website. 3. The Company had a right to appeal to the Committee for Review (the 'Committee') of the Board of Directors of NYSE Regulation the determination to delist the Preferred Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period(s). Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.